FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of May 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

matáv

Contact: Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Zsolt Kerti, Matáv IR
+36-1-458-0403
investor.relations@ln.matav.hu

Belinda Bishop, Taylor Rafferty
+44-(0)207-936-0400

STRONG MOBILE PROFITS LEAD 2002 FIRST QUARTER RESULTS

BUDAPEST – May 15, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter 2002 according to International Accounting Standards (IAS).

Highlights:

- **Total revenues grew by 9.7% (19.4% in EUR terms) to HUF 141.0 bn (EUR 578 mn) in Q1 2002 compared to Q1 2001 primarily due to the revenue growth of mobile and international businesses.**
- **EBITDA reached HUF 58.9 bn (up by 9.8%) and EBITDA margin remained stable at 41.7%.**
- **Fixed line segment EBITDA margin grew slightly to 40.6%** driven by leased line and data transmission revenue growth and lower payments to other network operators, offset by a moderate fall in traffic revenues.
- **Mobile segment revenues increased by more than 20%** mainly driven by a strong increase in the number of customers. **EBITDA margin grew to 35.6% in Q1 2002 from 31.9% a year ago. Westel had over 2.7 million customers at the end of March, 2002.** Westel was successful in maintaining its leading position with a 50.6% market share.
- **MakTel's revenue grew by 35.3% but its EBITDA margin fell to 40%** due to significant increases in operating expenses in the first quarter.
- **Net income reached HUF 19.9 bn (EUR 81.7 mn), an increase of 50.1%** primarily driven by the higher profitability of Westel and the strengthening forint against the euro.
- **Net cash from operating activities reached HUF 41.5 bn representing 187% growth over Q1 2001.**
- **Net debt** at period-end was HUF 428.7 bn, a decrease of HUF 14.2 bn compared to the end of 2001, resulting in a reduced **net debt to total capital** (net debt plus equity plus minority interest) ratio of 44.8% compared to 46.6% at year-end 2001.

Elek Straub, Chairman and CEO commented: *"In the fixed line segment, we started the year successfully in a competitive environment due to our thorough and complete preparations. The segment remained a strong cash generator in this quarter. The key challenge is to retain our customers and provide better and more efficient services. Westel was the main success story during this period, delivering excellent profit growth and efficiency. As a 100% Matáv owned subsidiary, it enabled us to acquire an even more noticeable share of the growth of the Hungarian telecoms market. The Group's quarterly results reflect the progress we have made in our businesses. Despite the increasing weight of competitive services in our product portfolio, EBITDA margin stayed at a strong level of 41.7%. Overall, we are on the right track to deliver the Group's targets set for the year 2002."*

Fixed line: Stabilized line numbers, focus on high-end solutions, healthy EBITDA margin

In our fixed line segment revenues remained stable with an EBITDA margin of 40.6%. Subscriptions, connections and other charges increased by 6.1%. Domestic and international traffic revenues combined decreased by 7.6% as both tariffs and volumes were lower than a year ago. Our data revenues grew further by 14.7% driven by the strong volume growth in managed leased lines and Internet. Fixed line penetration did not change and the total number of lines was flat. However, at the high end of the market, the number of ISDN channels increased significantly to above 478,000, representing 34% growth in the last twelve months. By end-March 16.3% of Matáv's total fixed lines were ISDN. We grew ADSL lines as well, resulting in 11,?96 lines installed by end of the quarter this year. Matáv's Internet subsidiary, Axelero maintained its leading position among the dial-up ISPs with a subscriber number of 142,385 (up by 36%). Internet usage had a proportionally greater stake in the total call volume. At parent company, average headcount decreased by 13.6% over Q1 2001 and Matáv further boosted its lines per fixed line employee ratio to 322 (showing a 8.4% growth over Q1 2001).

Mobile: Further balanced growth in the market

In a very tight competitive environment, Westel maintained its leading position in the GSM market. Mobile segment revenues increased by 20.4% to reach HUF 53.3 bn for Q1 2002. Westel outperformed its competitors in terms of net customer additions, whilst at the same time EBITDA margin in the mobile segment grew to 35.6% from 31.9% a year earlier. Operating profit grew to HUF 10.5 bn from HUF 3.3 bn, as operating expenses only slightly increased. Net income went up by 306.2% to HUF 8.2 bn, driven by strong volume growth, efficiency improvements and lower costs.

Westel's subscriber base was 2.7 million at the end of Q1 2002. The Company had a GSM market share of 50.6% and added 49.6% of the total market net additions in the first quarter of 2002. Prepaid customers at end-March, 2002 represented 70.4% of the total customer base.

Due to the continuous dilution in its customer base, both MOU (monthly average minutes of use per subscriber) and ARPU (average revenue per unit) declined, providing an average MOU of 121 and ARPU of HUF 6,030 in Q1 2002. Annualized churn rate was 17.6% in Q1 2002.

International: Temporary slow down in profitability at MakTel

MakTel's revenues were HUF 16.1 bn (up by 35.3%) in the first three months of 2002 and EBITDA margin was 40%. The weaker than usual quarterly performance was driven by higher employee-related and maintenance expenses, higher cost of equipment sales, increased payments to other network operators and other expenses. The subscriber base has continued to grow in each business segment. Fixed line customers reached 563,305 up 7.4% from a year earlier. The mobile customer base grew to 264,291, an impressive increase of 139%. The number of Internet subscribers was 24,672 at the end of March 2002.

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary's largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD controlling MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of March 31, 2002 include MagyarCom, owned by Deutsche Telekom AG (59.49%), while 40.51% is publicly traded.

This press-release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv's Q1 2002 results please visit our website:
(http://www.matav.hu/english/investor relations) or the website of the Budapest Stock Exchange (www.bse.hu Listed Securities/ Issuer's news).

MATÁV Consolidated Income Statements - IAS (HUF million)	3 months ended March 31, 2001 (Unaudited) Restated Reclassed	2002 (Unaudited)	% change
Revenues			
Subscriptions, connections and other charges	23,617	25,065	6.1%
Domestic traffic revenue	31,242	30,125	(3.6%)
Other usage	4,560	3,595	(21.2%)
Domestic telecommunications services	59,419	58,785	(1.1%)
International traffic revenues	8,643	6,733	(22.1%)
Mobile telecommunications services	30,235	39,822	31.7%
Revenues from international activities	11,916	16,092	35.0%
Leased lines and data transmission	7,337	8,171	11.4%
Other services	10,999	11,380	3.5%
Total revenues	128,549	140,983	9.7%
Employee related expenses	(17,405)	(19,579)	12.5%
Depreciation and amortization	(29,613)	(28,804)	(2.7%)
Payments to other network operators	(16,685)	(19,119)	14.6%
Cost of telecommunications equipment sales	(11,927)	(10,291)	(13.7%)
Other operating expenses	(28,951)	(33,144)	14.5%
Total operating expenses	(104,581)	(110,937)	6.1%
Operating profit	23,968	30,046	25.4%
Net interest and other charges	(6,690)	(3,860)	(42.3%)
Share of associates' results before income tax	456	158	(65.4%)
Profit before income tax	17,734	26,344	48.6%
Income tax expense	(2,644)	(4,525)	71.1%
Profit after income tax	15,090	21,819	44.6%
Minority interest	(1,798)	(1,873)	4.2%
Net income	13,292	19,946	50.1%

MATÁV Consolidated Balance Sheets - IAS (HUF million)

	Dec 31, 2001 (Audited)	Mar 31, 2001 (Unaudited) Restated	Mar 31, 2002 (Unaudited)	Mar 31, 2001 - Mar 31, 2002 % change
ASSETS				
Current assets				
Cash and cash equivalents	10,117	13,441	11,482	(14.6%)
Financial investments	327	5,698	425	(92.5%)
Receivables	88,079	83,361	90,230	8.2%
Inventories	13,297	12,164	14,678	20.7%
Total current assets	111,820	114,664	116,815	1.9%
Property, plant and equipment	654,298	648,489	641,948	(1.0%)
Intangible assets	306,029	297,137	300,876	1.2%
Associates and other long term investments	13,199	14,245	12,816	(10.0%)
Total fixed assets	973,526	959,871	955,640	(0.4%)
Other non current assets	18,850	17,512	18,918	8.0%
Total assets	1,104,196	1,092,047	1,091,373	(0.1%)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Loans and other borrowings	33,607	87,215	45,383	(48.0%)
Trade and other payables	122,126	87,995	101,362	15.2%
Deferred revenue	3,430	3,636	3,090	(15.0%)
Provisions for liabilities and charges	3,320	7,433	3,531	(52.5%)
Total current liabilities	162,483	186,279	153,366	(17.7%)
Loans and other borrowings	419,763	206,466	395,261	91.4%
Deferred revenue	7,101	9,082	6,663	(26.6%)
Provisions for liabilities and charges	0	30	0	(100.0%)
Deferred tax liability	1,763	0	2,817	n.a
Other non current liabilities	4,617	7,611	4,757	(37.5%)
Total non current liabilities	433,244	223,189	409,498	83.5%
Minority interests	48,169	39,703	48,137	21.2%
Shareholders' equity				
Common stock	103,736	103,736	103,736	0.0%
Additional paid in capital	22,955	22,955	22,955	0.0%
Treasury stock	(163)	(160)	(163)	1.9%
Retained earnings	333,772	516,345	353,844	(31.5%)
Total shareholders' equity	460,300	642,876	480,372	(25.3%)
Total liabilities and shareholders' equity	1,104,196	1,092,047	1,091,373	(0.1%)

MATÁV
Consolidated
Cash Flow Statement - IAS
(HUF million)

	3 months ended March 31, 2002 (Unaudited)
Cash flow from operating activities	
Operating profit	30,046
Depreciation and amortization of fixed assets	28,804
Change in working capital	(7,293)
Amortization of deferred income	(778)
Interest paid	(6,504)
Commissions and bank charges	(641)
Net income tax paid	(2,648)
Other items	541
Net cash from operating activities	41,527
Cash flow from investing activities	
Capital expenditure on tangible and intangible assets	(30,021)
Purchase of investments	(1,868)
Purchase of subsidiaries	0
Cash acquired	0
Interest received	376
Dividends received	0
Net change in financial assets	(98)
Proceeds from disposal of fixed assets	578
Net cash flow utilized in investing activities	(31,033)
Cash flow from financing activities	
Dividends paid to shareholders and minority interest	(14)
Net proceeds from borrowings	(9,077)
Net cash used for treasury stock transactions	0
Other	20
Net cash flow utilized in financing activities	(9,071)
Translation differences on cash and cash equivalents	(58)
Change in cash and cash equivalents	1,365
Cash and cash equivalents at beginning of year	10,117
Cash and cash equivalents at end of year	11,482
Change in cash and cash equivalents	1,365

Summary of key operating statistics

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Analysis of the Financial Statements for the three months ended March 31, 2002

Basis of presentation

On December 21, 2001 Matáv completed the purchase of the remaining 49% of Westel. At the time of exercising the Westel option, 59% of Matáv Rt.'s share capital and 49% of the Westels' share capital were owned by Deutsche Telekom. As the transaction was carried out between entities under common control, Matáv Rt. has restated its financial statements for the years 2000 and 2001, and included the Westels in the consolidated financial statements as if they had been wholly owned by Matáv Rt. from March 2000. The restatements relate to goodwill and brandname taken over from Deutsche Telekom's consolidated accounts at historic values, allocation to customer base and the related amortization and deferred tax. In addition, from this date 100% of the Westels' results have been included in Matáv Group's restated results. The previously published results effectively only included 51% of the Westels' results after the deduction of 49% minority interest.

During 2001 Matáv has reviewed the classification of its data transmission products and based on this review, the leased lines and data transmission category has been redefined effective January 1, 2002. International incoming revenues relating to data transmission products, reported in international traffic revenues earlier, have been reclassified into data transmission. Cable television revenues, reported in data transmission earlier, have been reclassified into other services. Various ISDN charges, reported in data transmission in prior year reports, have been reclassified into subscriptions, connections and other charges. We have reclassified our prior period revenue lines as well according to these new definitions.

Exchange rate information

The Euro depreciated by 8.7% against the Hungarian Forint year on year (from 266.70 HUF/EUR on March 31, 2001 to 243.50 HUF/EUR on March 31, 2002). From the year-end 2001, the Euro depreciated by 1.1% against the Hungarian Forint (from 246.33 HUF/EUR on December 31, 2001 to 243.50 HUF/EUR on March 31, 2002). The average HUF/EUR rate decreased from 265.69 in 1Q2001 to 244.07 in 1Q2002.

The U.S. Dollar depreciated by 7.8% against the Hungarian Forint year on year (from 302.79 HUF/USD on March 31, 2001 to 279.18 HUF/USD on March 31, 2002). From the year-end 2001 to March 31, 2002, the U.S. Dollar slightly appreciated against the Hungarian Forint.

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges increased by 6.1% in the first quarter of 2002 compared to the same period in 2001. This growth resulted mainly from subscription fee increases from February 1, 2002 for analog lines (4%) and from January 1, 2002 for ISDN lines. The average number of lines including ISDN channels decreased by 0.8% in 1Q2002 compared to 1Q2001. Increase in subscription revenues was partially offset by decline in revenues from connection fees, which resulted from the lower number of gross additions as well as lower connection fees due to marketing campaigns. Other charges increased as a result of wider usage of voice-mail, phone-directory and televoting services, as well as higher number of subscriptions to optional tariff packages, such as Mindenkinek.

Domestic traffic revenue in 1Q2002 amounted to HUF 30 bn, compared to HUF 31.2 bn in 1Q2001. This decrease resulted from the 2.9% decline in domestic usage at group level. Although usage charges did not change in 2002, Matáv offers several tariff discounts, such as the night discount and the Mindenkinek package.

Revenues from other usage for the first quarter of 2002 decreased by 21.2% compared to the same period in 2001. This decrease was mainly attributable to lower fees paid to Matáv by other domestic operators and, to a lesser extent, to lower traffic between the mobile service providers, LTOs and Matáv.

A new interconnection agreement on the basis of the provisions of the Act on Communications was concluded between Matáv and Vivendi on December 21, 2001 and between Matáv and Pantel on April 8, 2002. Matáv's Reference Interconnection Offer has been filed to the Communications Arbitration Committee for approval. This approval procedure is still in process. The tariffs applied in the new interconnection agreements will be retrospectively modified according to the approved Reference Interconnection Offer tariffs once they are approved. Other usage revenue in the first quarter of 2002 was calculated based on interconnection rates that closely approximate the tariffs that Matáv expects to be approved by the regulator.

International traffic revenues decreased to HUF 6.7 bn for the 3 months ended March 31, 2002, compared to HUF 8.6 bn for the same period in 2001. Both outgoing and incoming international revenue show a decrease mainly because of traffic decreases. Outgoing international traffic measured in minutes decreased by 7.1% at Matáv Rt., while incoming international minutes decreased by 12.5% due to wider use of VOIP and leased line services. In addition, international traffic charges decreased by 15% in nominal terms from February 1, 2001, therefore 1Q2001 results include one month of higher traffic charges, which also contributed to the revenue decrease in 1Q2002.

Revenues from mobile telecommunications services amounted to HUF 39.8 bn for the first quarter of 2002, compared to HUF 30.2 bn for the three months ended March 31, 2001 (a 31.7% increase). The growth mainly resulted from the 50.3% higher Westel average customer base. Within the Westel customers, the prepaid group shows a more significant, 81.5% increase. Prepaid customers accounted for approximately 92.1% of gross additions in the first quarter of 2002 and represent 70.4% of total Westel customers at March 31, 2002. Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel's usage per customer per month measured in MOU decreased from 148 minutes in 1Q2001 to 121 minutes in 1Q2002. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel's average revenue per user ("ARPU") decreased by 13.9%, from HUF 7,000 in 1Q2001 to HUF 6,030 in 1Q2002 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services enhanced services show the highest increase, with 62.7% growth year over year. Enhanced services now represent nine percent of revenues from mobile telecommunications services. This revenue includes primarily short message service ("SMS").

The liberalization of the fixed line telecommunications market in December 2001 is expected to have an effect on the mobile telecommunications industry as well. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Note that MakTel has been consolidated in Matáv's financial statements since January 15, 2001, thus its results for 2001 exclude the first two weeks of January. Revenues from international activities reached HUF 16.1 bn for the first quarter ended March 31, 2002. The 35.0% increase was due to increase in domestic traffic revenues and revenues from mobile telecommunication services. Fixed line subscribers increased 7.4%, mobile customers increased 139.0% year over year.

Revenues from leased lines and data transmission grew to HUF 8.2 bn for 1Q2002, compared to HUF 7.3 bn for the same period in 2001. This strong growth was due to the increase in the number of managed leased lines, ADSL and Internet subscribers. The number of managed leased lines increased by 25.8% to 11,987, the number of ADSL subscribers grew to 11,596 (from 261 at the end of first quarter of 2001) and the number of ISDN channels grew to 478,050 by March 31, 2002 (increase of 34.0%). Residential customers account for 22.4% of ISDN channels at the end of the first quarter of 2002, compared to 19.3% a year ago. The number of Internet connections grew by 36.4% to 142,385 at period-end.

Revenues from other services amounted to HUF 11.4 bn for the first 3 months of 2002, compared to HUF 11.0 bn for the same period in 2001. Other services include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. The increase in this category is mainly due to the 9.8% increase in cable TV subscribers and to the subsidy received from the Universal Service Financing Fund to cover access deficits. These increases were partly offset by a 20% decrease in revenues from equipment sales at Westel due to lower average phone prices in 1Q2002 compared to a year earlier.

Operating Expenses

Employee-related expenses for the first quarter of 2002 amounted to HUF 19.6 bn, compared to HUF 17.4 bn for the same period in 2001 (an increase of 12.5%). Employee related expenses increased mostly at Westel and MakTel, resulting from both headcount growth and wage rate increases. In addition, the growth resulted from 12.5% average wage increase effective April 1, 2001 at Matáv Rt, which was partly offset by headcount reductions at the parent company. As a result, group headcount figures slightly decreased year over year to 16,418 at March 31, 2002. Efficiency improvements continued, and resulted in an increased number of lines per fixed line employee, 322.4 at the end of March 2002, compared to 297.2 a year earlier.

Depreciation and amortization decreased by 2.7% in 1Q2002, compared to 1Q2001. Investment in fixed assets did not change significantly.

Payments to other network operators for 1Q2002 reached HUF 19.1 bn, compared to HUF 16.7 bn for the same period in 2001. The increase was mainly due to the increased penetration of mobile customers, partly offset by lower international traffic.

The cost of telecommunications equipment sales for the first quarter of 2002 was HUF 10.3 bn, compared to HUF 11.9 bn for the same period in 2001. This decrease is mainly due to the significantly lower average cost of mobile handsets at Westel, partly offset by 7.8% increase in gross additions. Cost of telecommunications equipment sales increased significantly at MakTel due to the 139.0% growth in their mobile customer base.

Other operating expenses increased by 14.5% to HUF 33.1 bn for the three months ended March 31, 2002 compared to the same period in 2001. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. The increase in other operating expenses mainly relate to higher agency fees of Westel, marketing expenses, customer support, local taxes as well as contributions payable to the Universal Service Financing Fund.

Operating Profit

Operating margin for the three months ended March 31, 2002 was 21.3%, while operating margin for the same period in 2001 was 18.6%.

Net Interest and Other Charges

Net interest and other charges were HUF 3.9 bn for 1Q2002, compared to HUF 6.7 bn for 1Q2001. Net interest and other charges decreased due to the HUF 4.9 bn increase in net foreign exchange gain. This change in net foreign exchange gain resulted mainly from the strengthening of the HUF due to the intervention band widening by the National Bank of Hungary. This foreign exchange gain more than offsets the HUF 1 bn increase in interest expense on foreign exchange denominated loans resulting from the 85% higher average loan balance. Total loans and other borrowings increased to HUF 440.6 bn at March 31, 2002, mainly because of the loan taken from Deutsche Telekom AG to finance the acquisition of the remaining 49 stake in Westel. Net interest and other charges include HUF 3.3 bn net FX gain, HUF 6.3 bn interest expense, HUF 1.3 bn commissions and other charges and HUF 0.4 bn interest and financial income.

Share of associates' results

Share of associates' results amounted to HUF 158 million for the first quarter of 2002, compared to HUF 456 million for the same period in 2001, reflecting decreased financial results of Hunsat, and Emitel's exclusion from associates in 1Q2002 resulting from its acquisition and its consolidation in Matáv's financial statements starting in July, 2001.

Income tax

Income tax expense increased from HUF 2.6 bn for 1Q2001 to HUF 4.5 bn for 1Q2002, mainly due to Westel, which lost its 60% tax holiday resulting in tax rates of 18% as opposed to 7.2% applicable during 2001. Income tax also increased due to deferred tax charges on unrealized foreign exchange gain.

Minority Interest

Minority interest for the first three months of 2002 was HUF 1.9 bn, compared to HUF 1.8 bn for the same period in 2001. There were not any significant changes. Minority interest relating to the Westels, reported in prior year reports, was eliminated due the facts discussed in the Basis of presentation section of this report.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, Stonebridge, Telemacedónia, Westel and Westel 0660.

	1Q2001	1Q2002	Change (%)
Revenues	82,926	82,355	(0.7)
EBITDA	33,155	33,430	0.8
Operating profit	16,465	16,194	(1.6)
Profit after income tax	10,597	10,940	3.2
Minority interest	12	5	(58.3)
Net income	10,609	10,945	3.2

Revenues from the fixed line segment remained stable year over year, but its composition changed. Leased line and data transmission services increased by 14.7% in the first quarter of 2002 compared to the first three months of 2001. Leased line and data transmission revenue growth was driven by strong volume increases in managed lease lines, ADSL, and Internet customers. Matáv's domestic fixed voice business experienced only moderate decline, 1.2%. International revenues declined by 22.3% due to lower outgoing and incoming traffic as well as decreased international tariffs.

Operating profit of the fixed line segment decreased by 1.6%. Within operating expenses employee related expenses and depreciation and amortization increased, but these increases were offset by decreases in payments to other network operators and in cost of equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660.

	1Q2001	1Q2002	Change (percent)
Revenues	44,224	53,253	20.4
EBITDA	14,098	18,958	34.5
Operating profit	3,333	10,519	215.6
Profit after income tax	2,012	8,173	306.2
Net income	2,012	8,173	306.2

Revenues in the mobile segment increased by 20.4% in the first quarter of 2002 compared to the same period in 2001 due to strong increases in the number of mobile customers. Westel's customer base surged 47.2% to 2,710,959 subscribers, including 1,908,829 prepaid customers by March 31, 2002. Average monthly usage per Westel subscriber decreased by 18.2% from 148 minutes in 1Q2001 to 121 minutes in 1Q2002. GSM mobile penetration reached 52.6% in Hungary and Westel accounts for 50.56% market share in the very competitive GSM market.

Operating profit shows a 215.6% increase. While revenues grew 20.4%, operating expenses increased at a lower rate, 4.5% year over year. The majority of the increase in operating expenses relates to increased payments to other network operators, agency fees, employee related expenses, marketing expenses, fees and levies. These increases were partially offset by lower depreciation and amortization expense as well as lower cost of equipment sales.

International segment

International segment includes the operations of MakTel, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

	1Q 2001	1Q 2002	Change (%)
Revenues	11,929	16,140	35.3
EBITDA	6,328	6,462	2.1
Operating profit	4,170	3,333	(20.1)
Profit after income tax	2,481	2,706	9.1
Minority interest	(1,810)	(1,878)	3.8
Net income	671	828	23.4

MakTel has been a consolidated company of Matáv beginning January 15, 2001. MakTel's fixed line subscribers increased by 7.4%, reaching 563,305 at March 31, 2002. Mobile subscribers increased by a significant 139.0% to 264,291, and its Internet subscribers reached 24,672 by March 31, 2002 from 11,953 a year earlier.

Revenues from the international segment increased by 35.3% year over year to HUF 16,140 million.

Total operating expenses increased by 65.1% mainly because of increases in employee related expenses, payments to other network operators and other operating expenses.

Operating profit thus decreased by 20.1%.

The international segment has 40.0% EBITDA margin and 20.7% operating margin for 1Q 2002.

Minority interest increased by 3.8% to HUF 1.9 bn in the first quarter of 2002. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

<u>Analysis of group balance sheets</u>

Total assets and total shareholders' equity and liabilities at March 31, 2001 were HUF 1,092 bn. Total assets and total shareholders' equity and liabilities amounted to HUF 1,091 bn as of March 31, 2002.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 48.0% from March 31, 2001 to HUF 45.4 bn at March 31, 2002. This decrease in current loans and other borrowings reflects repayment of the Rt.'s and Westel's short term borrowings, as they fell due during the last twelve months.

Non-current loans and other borrowing increased 91.4% from March 31, 2001 to HUF 395.3 bn at March 31, 2002. This increase mainly reflects the loans received from Deutsche Telekom AG to finance the acquisition of the Westels as well as refinancing the short term loans repaid.

At March 31, 2002, 23.9% of the loan portfolio was HUF denominated, while 76.1% was foreign currency denominated. At the end of the first quarter of 2002, 88.1% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 44.8% at March 31, 2002.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv swapped the EUR 301,5 million loan (HUF 79,985 million) to HUF as of February 4, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan is subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv is obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment is fixed at a rate of one EUR to 244.36 HUF. The timing and the amount of the EUR payments to be received under the swap are matched with the underlying payment obligations on the EUR loan.

EUR 920 million loan (HUF 226,750 million) was partially swapped to HUF effective April 18, 2002 to allow Matáv to take an advantage of the strong HUF. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Retained earnings

Retained earnings decreased by 31.5% from March 31, 2001 to HUF 353.8 bn at March 31, 2002. This decrease was mainly due to the equity impacts of accounting applied to the acquisition of Westel as described earlier. According to the relevant rules, the restated numbers as of March 31, 2001 are presented as though Westel had been 100% owned by Matáv at that date. As no real financing had to be used as of that date for the acquisition of the remaining 49% ownership, book value of the additional share of net assets (including goodwill and other intangibles) on acquisition was presented as an increase in retained earnings of HUF 252.4 bn. This remained part of the retained earnings until December 2001, when the acquisition was finalized and financed from a loan from Deutsche Telekom. At that date, it was transferred from retained earnings to loans and other borrowings in an amount of HUF 238.8 billion. This causes the significant drop in the amount of retained earnings. As a counterbalancing factor to the impacts of the transaction described above, retained earnings primarily increased due to the net income generated by Matáv from April 2001 to March 2002. Dividends of HUF 18.8 bn paid in the same period also decreased retained earnings.

Name of the Company: Matáv Rt.
Address of the Company: H-1013 Budapest Krisztina krt. 55.
Sector: Telecommunications
Period: December 31, 2001 – March 31, 2002
Phone number: 36-1-458-04-25
Fax number: 36-1-458-04-45
E-mail address: investor.relations@ln.matav.hu
Investor relations contact: Szabolcs Czenthe

PK1. General information regarding financial data

	Yes	No
Audited		X
Consolidated	X	

Accounting principles Hungarian | | IAS | X | Other | |

Other:.............................

PK2. Consolidated Companies

Name	Registered / Equity Capital (mHUF)	Interest held (HAR)	Votes held (HAR)	Classification
Stonebridge	87,745	86.46%	86.46%	full
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	full
Matávcom	6,158	100.00%	100.00%	full
Axelero	3,763	100.00%	100.00%	full
InvesTel	3,596	100.00%	100.00%	full
Emitel	3,110	100.00%	100.00%	full
Matávőr	2,323	100.00%	100.00%	full
Westel Rádiótelefon	1,610	100.00%	100.00%	full
Egertel	1,415	100.00%	100.00%	full
MatávkábelTV	920	93.74%	93.74%	full
EPT	777	79.19%	79.19%	full
Babatel	90	96.63%	96.63%	full
Cardnet	58	72.00%	72.00%	full
Tele-Data	50	50.99%	50.99%	full
Matáv Ellátó	41	100.00%	100.00%	full
ProMoKom	21	100.00%	100.00%	full
Távmunka Koordinációs KHT	3	67.00%	67.00%	full
Telemacedonia Rt.	3	88.03%	88.03%	full

PK6. Off balance sheet obligation

Finance lease obligations	395
Obligations from rental and operating lease contracts	10,929
Contracted obligations to acquire fixed assets	22,617

TSZ2. Number of employees

End of previous period	Beginning of relevant period	End of relevant period
16,841	16,633	16,418

RS1. Ownership Structure

Investor Type	Total Registered Capital			
	Beginning of Period		End of Period	
	%	No. of Shares	%	No. of Shares
Domestic Institutions	13.91	144,351,579	13.52	140,302,095
Foreign Institutions	84.55	877,576,130	84.94	881,612,725
Domestic Retail	0.02	223,743	0.02	219,443
Foreign Retail	-	0	-	0
Employees, Management	n.a.	n.a.	n.a.	n.a.
Treasury Shares	-	-	-	-
Government Institutions	0.19	1,951,396	0.19	1,966,535
International Development Institutions	1.30	13,495,276	1.30	13,495,276
Not registered	0.03	313,476	0.03	315,526
"B" Share	0.00	1	0.00	1
Total	100.00	1,037,911,601	100.00	1,037,911,601

Name of the Company:	Matáv Rt.	Phone number:	36-1-458-04-25
Address of the Company:	H-1013 Budapest Krisztina krt. 55.	Fax number:	36-1-458-04-45
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Period:	December 31, 2001 – March 31, 2002	Investor relations contact:	Szabolcs Czenthe

RS2. Changes in Treasury Stock

March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
648,827	648,827	648,827	648,827	648,827

The amount of treasury stock indicated above was held by Investel Rt. No treasury stock was held by Matáv Rt.

RS3. Shareholders above 5% stake (end of period)

Name	Nationality	Position	Number of shares	(%)	Note
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.49%	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	163,557,850	15.76%	ADR Depository

TSZ3. Chief Officers, Board and Supervisory Board Members

Type[1]	Name	Title	From	To	No. of Shares Owned
SE, BM	Elek Straub	Chairman-CEO	1995	-	76,338 shares
BM	Dr. Sándor Csányi	Board Member	2000	-	0
BM	Dr. Mihály Patai	Board Member	1998	-	58,190 shares
BM	Gyula Gansperger	Board Member	2000	-	0
BM	Christoph M. Baldus	Board Member	2001	-	0
BM	Detlev Buchal	Board Member	2000	-	0
BM	Fridbert Gerlach	Board Member	2001	-	0
BM	Franz X. Hiergeist	Board Member	1994	-	0
BM, SE	Dr. Klaus Hartmann	Board Member, CFO	2000	-	0
SBM	Dr. Gábor Germus	Supervisory Board - Chairman	2000	-	0
SBM	Péter Vermes	Supervisory Board Member	1997	-	8,800 shares
SBM	József Szabó	Supervisory Board Member	1999	-	24 shares
SBM	György Varju	Supervisory Board Member	1999	-	2,000 shares
SBM	Dr. László Pap	Supervisory Board Member	1997	-	0
SBM	Hans Albert Aukes	Supervisory Board Member	2000	-	0
SBM	Dieter Cazzonelli	Supervisory Board Member	2000	-	0
SBM	Dr. Manfred Balz	Supervisory Board Member	2000	-	0
SBM	Joachim Kregel	Supervisory Board Member	2000	-	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	1996	-	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	1999	-	0
SE	László Bodnár	Chief Services and Logistics Officer	1999	-	881 shares
SE	Horst Hermann	Chief Strategy and International Officer	2002	-	200 shares

[1] Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Board Members, Supervisory Board Members and the Chief Officers owned in total 146,433 shares at the end of the period.

ST1. Extraordinary announcements

Date	Published in*	Subject
January 21, 2002		Matáv decreased its stake in Első Pesti Telefontársaság to 79.18%
January 25, 2002		Matáv comments on tariff decree
January 28, 2002		Mr. Horst Hermann has been appointed to Chief Strategy and International Officer, Mr. József Szabó has resigned from his position
February 11, 2002		Mr. Szabolcs Czenthe has been appointed to head the Investor Relations Department at Matáv
February 14, 2002		Matáv announces 4Q 2001 results
March 26, 2002		Notice of Matáv's Annual General Meeting

* Matáv Rt. publishes its announcements in Magyar Tőkepiac and Magyar Hírlap.

Organizational changes

A detailed explanation has been given of the organizational changes effective as of January 1, 2002 in the flash report published on February 14, 2002.

Form 6-K
Extraordinary announcement
Subject: Matáv announces Q1 2002 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: May 15, 2002

Szabolcs Czenthe
Head of Investor Relations Department